Filed by Lynk Global Holdings, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lynk Global Holdings, Inc.

Slam Corp.

Commission File No. 001-40094

The following LinkedIn post was issued by Lynk Global, Inc on April 24, 2024.

About Lynk

Lynk Global, Inc. (“Lynk”) is a patented, proven, and commercially-licensed satellite-direct-to-standard-mobile-phone system. Today, Lynk allows commercial subscribers to send and receive text messages to and from space via standard unmodified, mobile devices. Lynk’s service has been tested and proven on all seven continents, has regulatory approvals in at least 30 countries and is currently being deployed commercially based on more than 40 MNO commercial service contracts covering approximately 50 countries. Lynk is currently providing cell broadcast (emergency) alerts, and two-way SMS messaging, and intends to launch voice and mobile broadband services in the future. By partnering with Lynk, a mobile network operator opens the door to new revenue in untapped markets, gives subscribers peace of mind with ubiquitous connectivity, and provides a potential pathway to economic prosperity for billions. For more information, visit www.lynk.world.

About Slam Corp.

Slam Corp. (Nasdaq: SLAM) (“Slam”) is a special purpose acquisition company established by baseball legend, investor and Chairman and Chief Executive Officer of A-Rod Corp., Alex Rodriguez, and Founder, Managing Partner and Chief Investment Officer of Antara Capital LP, Himanshu Gulati. Slam intends to pursue investment opportunities with companies that have large and growing addressable markets, significant revenue growth, defensible business models and superior market share.

Additional Information about the Transaction and Where to Find It

This communication relates to the business combination involving Lynk, Slam, Lynk Global Holdings, Inc., a Delaware corporation (“Topco”), Lynk Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Topco (“Merger Sub 1”), and Lynk Merger Sub 2, LLC., a Delaware limited liability and wholly owned subsidiary of Topco (“Merger Sub 2”) (the “Business Combination”). In connection with the Business Combination, Slam and Topco filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) on February 14, 2024, which includes a preliminary proxy statement/prospectus of Slam and a preliminary prospectus of Topco relating to the shares of common stock of Topco, par value $0.00001 per share, to be issued in connection with the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Slam or Topco have filed or will file with the SEC or send to its shareholders in connection with the Business Combination. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SLAM’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY SLAM OR TOPCO WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Slam as of a record date to be established for voting on the Business Combination. Additionally, Slam and Topco will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at http://www.sec.gov. In addition, the documents filed by Slam or Topco may be obtained, when available, free of charge from Slam at http://www.slamcorp.com. Slam’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Slam Corp., 55 Hudson Yards, 47th Floor, Suite C, New York, New York 10001.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Business Combination will be implemented solely pursuant to the Business Combination Agreement, filed as an exhibit to the Current Report on Form 8-K filed by Slam with the SEC on February 5, 2024, which contains the full terms and conditions of the Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the Business Combination. Slam, Lynk, Topco, Merger Sub 1, Merger Sub 2 and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Slam’s shareholders in connection with the Business Combination. Slam’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the Business Combination of Slam’s directors and officers in Slam’s filings with the SEC, including Slam’s initial public offering prospectus, which was filed with the SEC on February 24, 2021, Slam’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Slam’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the Business Combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

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